Exhibit (a)(5)(D)

International Headquarters

2150 St. Elzéar Blvd. West

Laval, Quebec H7L 4A8

Phone: 514.744.6792

Fax: 514.744.6272

Contact Information:

Laurie W. Little

949-461-6002

laurie.little@valeant.com

VALEANT PHARMACEUTICALS INTERNATIONAL, INC. COMPLETES

TENDER OFFER FOR SOLTA MEDICAL, INC.

Laval, Quebec — January 23, 2014 — Valeant Pharmaceuticals International, Inc. (NYSE: VRX and TSX: VRX) (“Valeant”) today announced the expiration of the tender offer (the “Offer”) by a subsidiary of Valeant Pharmaceuticals International (“VPI”) to purchase all of the outstanding shares of Solta Medical, Inc. (NASDAQ: SLTM) (“Solta”) for a price of $2.92 per share in cash, without interest (less any applicable withholding taxes).

The Offer expired at midnight, New York City time, on January 23, 2014. American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, has advised that, as of the expiration of the Offer, a total of 68,819,968 shares had been tendered into and not validly withdrawn from the Offer, representing approximately 85% of Solta’s outstanding shares. Additionally, the depositary has advised that an additional 3,310,396 shares had been tendered by notice of guaranteed delivery, representing approximately 4% of Solta’s outstanding shares. The condition to the Offer that at least a majority of the outstanding shares of Solta common stock (on a fully diluted basis), not including shares tendered pursuant to procedures for guaranteed delivery and not yet delivered, be validly tendered and not properly withdrawn prior to the expiration of the Offer has been satisfied. Accordingly, all shares that were validly tendered and not properly withdrawn were accepted for payment and Valeant will promptly pay for all such tendered shares in accordance with the terms of the Offer. As a result of the tenders, Valeant will own a majority of the outstanding Solta shares (on a fully diluted basis), not including shares tendered pursuant to procedures for guaranteed delivery and not yet delivered, and expects to complete today the acquisition of Solta through a merger without a vote of the Solta stockholders pursuant to Section 251(h) of the Delaware General Corporation Law.

As a result of the merger, Solta will become a wholly owned subsidiary of VPI. In the merger, each remaining share of Solta that was not validly tendered in the Offer will be cancelled and converted into the right to receive the same $2.92 per share in cash, without interest (less any applicable withholding taxes), that was paid in the Offer. Following completion of the merger, the common stock of Solta will no longer be listed for trading on the NASDAQ Global Select Market, which is expected to take effect as of the close of market today.

About Valeant Pharmaceuticals International, Inc.

Valeant Pharmaceuticals International, Inc. (NYSE/TSX: VRX) is a multinational specialty pharmaceutical company that develops, manufactures and markets a broad range of pharmaceutical products primarily in the areas of dermatology, eye health, neurology, and branded generics. More information about Valeant Pharmaceuticals International, Inc. can be found at www.valeant.com.

Forward Looking Statements

This press release contains forward-looking statements regarding the acquisition by Valeant of Solta. Statements including words such as “expects,” “intends,” “will,” or similar expressions are forward-looking statements. Because these statements reflect Valeant’s current views, expectations and beliefs concerning future events, these forward-looking statements are not guarantees of future events and involve risks and uncertainties. All forward-looking statements speak only as of the date they were made. The company assumes no obligation to publicly update any forward-looking statements, to reflect events, circumstances or changes in expectations after the date of this press release.

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